[redacted]

BB 3/11

SECUR 08028850 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8-49287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMIUS SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 THIRD AVENUE, 26th FL.

(No. and Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP

(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address), NEW YORK (City), NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, MARRAN H. OGILVIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMIUS SECURITIES, L.L.C., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARITES B. CANLAS-MOJICA
Notary Public, State of New York
No. 01CA6122891
Qualified in New York County
Term Expires Feb. 22, 2009

Notary Public

Signature

Marran H. Ogilvie
General Counsel
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Member of Ramius Securities, L.L.C. and its Subsidiary

In planning and performing our audit of the consolidated financial statements of Ramius Securities, L.L.C. and its Subsidiary (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
110

Ramius Securities, L.L.C.
and its Subsidiary

Consolidated Statement of Financial Condition
December 31, 2007

[redacted]

Ramius Securities, L.L.C. and its Subsidiary
Index to Consolidated Statement of Financial Condition

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Ramius Securities, L.L.C. and its Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities, L.L.C. and its Subsidiary (together the "Group") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Group's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Ramius Securities, L.L.C. and its Subsidiary
Consolidated Statement of Financial Condition
December 31, 2007

(in U.S. dollars)

Assets		
Cash	$	277,679
Cash collateral pledged at brokers		9,766,900
Receivable from brokers		27,452,280
Securities owned, at fair value		193,006,396
Derivative contracts, at fair value		330,283
Securities borrowed		755,345,824
Interest and dividends receivable		484,474
Due from affiliates		10,060,318
Other assets		2,332,469
Total assets	$	999,056,623
Liabilities and member's capital		
Payable to brokers	$	12,249,471
Securities sold, but not yet purchased, at fair value		32,005,460
Derivative contracts, at fair value		417,880
Securities loaned		758,881,214
Interest and dividends payable		396,258
Accrued expenses and other liabilities		936,528
Total liabilities		804,886,811
Member's capital		194,169,812
Total liabilities and member's capital	$	999,056,623

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Business

Ramius Securities, L.L.C. ("Ramius Securities" and the "Company"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. Ramius Securities is a wholly-owned subsidiary of Ramius Capital Group, L.L.C. ("Ramius Capital" and the "Member"). The Company is engaged in trading activities utilizing various strategies including merger arbitrage, distressed debt investing, convertible arbitrage, equity market neutral investing, activist investing and warrant arbitrage, conducts stock lending/borrowing activities, and is an introducing broker for employee and other accounts.

This consolidated financial statement at December 31, 2007 includes the accounts of RCG Japan (Cayman) Ltd. The Company and its consolidated subsidiary are collectively referred to hereinafter as the "Group".

On November 30, 2007, the equity of a related Ramius Capital subsidiary, RCG Japan (Cayman) Ltd., was transferred to the Group. For financial accounting and reporting purposes, this ownership transfer is considered a merger of affiliates under common control, and is accounted for in a manner similar to a pooling of interests.

2. Significant Accounting Policies

This consolidated financial statement has been prepared using accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Group:

a. Basis of Presentation

The preparation of this consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires the Member to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

This consolidated financial statement includes the accounts of the Company and its consolidated subsidiary. All material intercompany transactions and balances have been eliminated.

b. Cash and Cash Equivalents

The Company considers investments in money market funds, and other highly liquid investments with original maturities of three months or less which are deposited with a bank, to be cash equivalents. At December 31, 2007, the Group had cash and cash equivalents of $277,679.

c. Receivable From and Payable to Broker Dealers

Receivable from and payable to broker dealers includes cash held at the clearing brokers, amounts receivable or payable for unsettled transactions, and proceeds from short sales equal to the fair value of securities sold, but not yet purchased, which are restricted until the Group purchases the securities sold short. Pursuant to the terms of the Group's broker agreements, these balances are presented net (assets less liabilities) across balances with the same broker.

d. Valuation of Securities Owned and Other Investments
Securities owned and sold, but not yet purchased which includes options and warrants listed on a national securities exchange, are stated at quoted market values.

Certain positions for which there is a limited market or that are not listed on a national securities exchange, consisting primarily of convertible bonds, corporate bonds, distressed bonds and trade claims, are stated at estimated fair values determined by the Member. These fair values assigned by the Member are determined in good faith and are based on available information considering, among other things, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized.

During the year, investments included private investment funds managed internally by Ramius Capital or its wholly owned subsidiaries (the "Ramius Funds"), private investment funds managed externally by unaffiliated managers (collectively with the Ramius Funds, the "Portfolio Funds"), private loans and options, and investments in aircrafts.

e. Valuation of Derivative Contracts
Equity swaps are valued based upon the change in fair value of the underlying assets between the date of determination and the valuation date, with unrealized gains reported as an asset and unrealized losses reported as a liability on the consolidated statement of financial condition. Equity swaps involve the exchange of cash flows based on the total return of the underlying securities and stated interest rates.

Foreign currency forward contracts are recorded at fair value based on quoted market prices, with unrealized gains reported as an asset and unrealized losses reported as a liability on the consolidated statement of financial condition. Purchases and sales of foreign currency forward contracts are recorded on a trade date basis.

f. Securities Transactions
Purchases and sales of securities and other investments are recorded on a trade date basis.

g. Income Taxes
In accordance with federal and applicable state tax laws, the Group is treated as a branch of its single member owner, which for tax purposes is the Member. Because of the Company's and the Ramius Funds' status as a single-member limited liability company, the Group is also disregarded for tax purposes. As such, no provision for federal and state income taxes has been made in the accompanying financial statement of the Group, as individual members of the Member are responsible for their proportionate share of the Member's taxable income.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48 requires that the Member determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statement. The Member will adopt the provisions of FIN 48 in the first quarter of 2008. Adoption of FIN 48 will not have a material effect on the Group's financial condition.

h. Foreign Currency
Securities and other assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the date of valuation.

i. **Recent Accounting Development**
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to the Member beginning January 1, 2008. Based on its current analysis, the Member has determined that the adoption of SFAS 157 is not expected to have a material impact on the Group's financial statement.

3. Receivable From and Payable To Broker Dealers

Amounts receivable from and payable to broker dealers at December 31, 2007 were $27,452,280 and $12,249,471, respectively.

The clearing operations for the Group's securities transactions are provided by several brokers. At December 31, 2007, amounts receivable from and payable to brokers reflected in the consolidated statement of financial condition are amounts due from and to such brokers. Proceeds from short sales equal to the market value of securities sold, but not yet purchased, are restricted until the Group purchases the securities sold short.

All securities owned are on deposit at the clearing brokers and may be rehypothecated by the clearing brokers.

4. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased consist of marketable and non-marketable securities. At December 31, 2007, these marketable securities carried at fair values consist of the following:

Marketable Securities	**Securities Owned**	**Securities Sold, but not yet Purchased**
Common stocks	$ 160,924,072	$ (30,937,980)
Convertible bonds	11,528,947	-
Distressed equity debt	1,023,750	(1,037,000)
Options	450,960	(30,480)
Preferred stock	20,700	-
Warrants and rights	18,428,941	-
	$ 192,377,370	$ (32,005,460)

At December 31, 2007, non-marketable securities carried at estimated fair values consist of the following:

Non-Marketable Securities	**Securities Owned**
Common stock	$ 501,021
Trade claims	128,005
	$ 629,026

5. Derivative Contracts

With respect to the Group's direct investment in derivative contracts during the year ended December 31, 2007, the following table summarizes the fair values at December 31, 2007:

	Fair Value at December 31, 2007	
	Assets	Liabilities
Equity swaps	$ 330,283	$ 408,130
Currency forwards	-	9,750
	$ 330,283	$ 417,880

Pursuant to various derivative transactions discussed above, the Group is required to post cash collateral for its existing or potential obligations. The Group has pledged cash collateral of $9,766,900 as of December 31, 2007 in connection with these derivative transactions, and such collateral is held by four major financial institutions.

6. Securities borrowed and loaned

Securities borrowed and loaned transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. As of December 31, 2007, the fair value of securities borrowed by the Group was $722,112,690, which the Group is permitted by contract or custom to sell or re-pledge. The fair value of securities loaned was $721,956,174.

Beginning in November 2006 the Group began borrowing securities from the Ramius Funds whose investment advisor is a wholly owned subsidiary of the Member. As of December 31, 2007, the fair value of securities borrowed by the Group from the Ramius Funds was $50,986,151, which is included in the fair value of securities borrowed by the Group as indicated above. As of December 31, 2007 the fair value of securities the Group loaned to the Ramius Funds was $102,462,124, which is included in the fair value of securities loaned by the Group as indicated above.

Securities borrowed transactions require the Group to deposit cash collateral with the lender. With respect to securities loaned, the Group receives cash collateral in excess of the market value of the securities loaned. The Group monitors the fair value of securities borrowed and loaned on a daily basis with cash collateral returned or collateral posted, respectively, as required.

7. Other Assets, Accrued Expenses and Other Liabilities

Other assets
At December 31, 2007, other assets consist primarily of advisory fees receivable of $1,047,000.

Accrued expenses and other liabilities
At December 31, 2007, accrued expenses and other liabilities consist primarily of accrued professional fees and compensation payable in connection with RCG Japan (Cayman) Ltd. in the amounts of $98,717, and $388,287 respectively.

8. Risk Management

The Group is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group's policy to review, as necessary, the credit standing of each counterparty.

Margin Risk
Margin risk occurs because the Group may borrow funds in order to increase the amount of capital available for investing or trading purposes.

Credit risk in proprietary transactions
Credit risk is the potential loss the Group may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Group's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time. The Group manages credit risk by dealing with credit worthy counterparties.

Credit risk in client activities
In the normal course of business, the Group's activities include trade execution for its clients. These activities may expose the Group to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Group, the Group may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Group may be required to complete the transaction at prevailing market prices.

The Group clears all of its securities transactions through three clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Group and the clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Group has no maximum amount and applies to all trades executed through the clearing brokers, the Group believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2007, the Group has recorded no liability.

Market and off-balance sheet risk
In addition to credit risk, the Group is exposed to market risk. This is the risk of potential loss due to the fluctuation in the fair values of securities owned and sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Group to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Group's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statement. As of December 31, 2007, there were no off-balance sheet transactions other than those disclosed in Note 5 (Derivative contracts).

Concentrations of credit risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Group is actively involved in securities and derivatives trading with a broad range of clients.

The Group's most significant industry concentration, which arises within its normal course of business activities, includes other brokers and dealers, commercial banks and fund managers. The Group's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Group.

9. Guarantees

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Group to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Group indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Group or its affiliates. The Group also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Group could be required to make under these indemnifications cannot be estimated. However, the Group believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

The Group also provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Group may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Group could be required to make under these indemnifications cannot be estimated. However, the Group believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

10. Net Capital Requirements

Ramius Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital in an amount not less than $2,500 for each security in which it makes a market based on the average number of such markets made by such broker or dealer during the 30 days

immediately preceding the computation date. Since the Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of the Rule and the Company has not made a market in any securities since January 2006, the Company shall not permit its net capital to be less than $250,000. At December 31, 2007, the Company had net capital of $114,570,734 which was $114,320,734 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

11. Related Party Transactions

Administrative services provided to the Company by the Member are based on an expense sharing agreement dated November 10, 1997.

During 2006, a loan agreement was entered between RCG Greenwich and an affiliated investment fund managed by Ramius Capital. On August 25, 2006, a promissory note (the "Note") of $4,148,571 was issued at par. Interest on the Note is payable at 12% per annum on the unpaid principal balance. Principal and interest are payable in 36 installments commencing on September 11, 2006 and maturing on August 11, 2009. During 2007, this loan was repaid.

Pursuant to an expense sharing agreement dated November 10, 1997.

Due from affiliates represents $10,060,318 due from Ramius Capital at December 31, 2007. In February 2008, $9,877,225 of the Due from affiliates balance was settled.

12. Subsequent Events

On January 1, 2008, the Company distributed $172,127,315 to the member as a withdrawal from its capital account. In connection with the withdrawal, the Company will no longer engage in merger arbitrage, distressed debt investing, convertible arbitrage, equity market neutral investing, activist investing and warrant arbitrage.

END